90 Park Avenue
New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Evan Hudson	Direct Dial: 212-210-9475	Email: evan.hudson@alston.com

November 20, 2023

Brian Soares

David Plattner

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highlands REIT, Inc.

SC TO-I/A filed November 8, 2023

File No. 005-89603

Dear Mr. Soares and Mr. Plattner

On behalf of Highlands REIT, Inc., a Maryland corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated November 10, 2023, relating to the Company’s SC TO-I/A filed on November 8, 2023.

Schedule TO-I/A filed November 8, 2023; Offer to Purchase

General

Comment 1:

We note your response to prior comment 1 but continue to have concerns. Please revise your price range to be narrower (e.g., such that the high end of the price range is no more than 20% of the low end of the price range) to establish compliance with your disclosure requirements under Item 4 of Schedule TO and in particular, Item 1004(a)(1)(ii) of Regulation M-A.

Response:

The Company respectfully submits to the Staff that it continues to believe the original price range is reasonable under the current circumstances. While the Company disagrees with the Staff’s position, the Company has revised its offering documents to reduce the price range in accordance with the Staff’s view.

Conditions of the Offer, page 21

Comment 7:

We note your response to prior comment 7 and reissue the comment with regard to the last bullet on page 21. We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:

In response to the Staff’s comment, the Company has revised the condition to remove the reference to the limitation on prices.

Sincerely,

ALSTON & BIRD LLP

/s/ Evan Hudson

Evan Hudson, Esq.

cc: Dennis Garris